Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

February 5, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2104

Blue Chip Multinationals Portfolio, Series 20

File Nos. 333-251764 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the response letter filed on February 4, 2021, relating to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2104, filed on December 28, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Multinationals Portfolio, Series 20 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection

1. Please provide a market capitalization range for the Russell Top 200® Index.

Response:       In response to this comment, the following sentence will be added as the fifth sentence to the “Security Selection” section: “As of May 8, 2020, the Russell Top 200® Index included securities with market capitalization ranges from approximately $110.0 billion to $1.4 trillion.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren